# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: BEST SPAC I Acquisition Corp., CIK 0002051587
CUSIP: G1069P103
Title of class of securities: Class A Ordinary Shares, no par value
Address of issuer's principal executive offices: 701, 7/Floor, United Building, 17-19 Jubilee Street, Hong Kong, Hong Kong (K3), 000000
Date of event which requires filing of this statement: 09/29/2026
Filed by CIK 0001845870
Persons authorized to receive notices and communications: Claudius Tsang, 701, 7/Floor United Building, 17-19 Jubilee Street, Hong Kong, Hong Kong (K3), 000000, 1 702 287 9776

## Reporting persons
- Tsang Claudius (CIK 0001845870): type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); source of funds: personal funds (PF); sole voting power 0; shared voting power 1,652,000; sole dispositive power 0; shared dispositive power 1,652,000; aggregate amount beneficially owned 1,652,000 (80% of the class)
  Comment: BEST SPAC I (Holdings) Corp. (the "Sponsor") is the record holder of the securities reported herein. The 1,652,000 shares referred to in Rows 8, 10 and 11 consists of (A) 277,000 of the Issuer's Class A ordinary shares, no par value ("Class A Ordinary Shares"), and (B) 1,375,000 of the Issuer's Class B ordinary shares, no par value ("Class B Ordinary Shares" and, together with the Class A Ordinary Shares, the "Ordinary Shares"), which Class B Ordinary Shares are automatically convertible into Class A Ordinary Shares at the time of the Issuer's initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment. Excludes 27,700 Class A Ordinary Shares issuable upon conversion of 277,000 rights. Claudius Tsang is the sole director of the Sponsor and shares voting and dispositive power with Kam Chi Kin over the securities held of record by the Sponsor. The percentage in Row 13 is based on 691,213 Class A Ordinary Shares and 1,375,000 Class B Ordinary Shares issued and outstanding as of August 6, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2026 filed with the SEC on August 6, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, no par value
Name of issuer: BEST SPAC I Acquisition Corp.
Address of issuer's principal executive offices: 701, 7/Floor, United Building, 17-19 Jubilee Street, Hong Kong, Hong Kong (K3), 000000

## Item 2. Identity and Background
Name of person filing: BEST SPAC I (Holdings) Corp. (the "Sponsor") is the record holder of the securities reported herein. Claudius Tsang ("Mr. Tsang") is the sole director of the Sponsor, holds an equity interest in the Sponsor through his shareholding in A SPAC (Holdings) Group Corp. (the "Buyer") and shares voting and dispositive power with Kam Chi Kin over the securities held of record by the Sponsor, and may therefore be deemed the beneficial owner of the securities held of record by the Sponsor. Mr. Tsang disclaims any beneficial ownership in the securities held by the Sponsor, except to the extent of his pecuniary interest therein. Mr. Tsang is referred to herein as the "Reporting Person".
Residence or business address: The principal business address of the Reporting Person is 701, 7/Floor, United Building, 17-19 Jubilee Street, Hong Kong.
Present principal occupation or employment: The principal business of the Sponsor is to act as a holding limited liability company of its investment in the Issuer. Mr. Tsang is the sole director of the Sponsor and shares voting and dispositive power with Mr. Kam Chi Kin over the securities of the Issuer held by the Sponsor. Since August 2026, Mr. Tsang has been the executive director of HK.Al Capital Limited (SEHK:1140), a publicly listed investment company focused on unlisted and listed equity, debt, fund and artwork investments in China's high-growth industries, and has principal business at Room 4011, 40/F, COSCO Tower, Grand Millennium Plaza, 183 Queen's Road Central, Hong Kong. Since 2022, Mr. Tsang has been the non-executive director of Unity Group Holdings International Limited (SEHK:1539), a publicly listed investment company engaged in the leasing and trading of energy-saving products in Hong Kong and has principal business at 15/F, Chinachem Century Tower, 178 Gloucester Road, Wan Chai, Hong Kong. Mr. Tsang has served, since September 2021, as Chief Executive Officer, and since July 2024, as Chief Financial Officer and Chairman, of A SPAC III Acquisition Corp., a special purpose acquisition company, and has principal business at 29/F, The Sun's Group Center, 200 Gloucester Road, Wan Chai, Hong Kong. Mr. Tsang has also served as Chief Executive Officer, Chief Financial Officer and Chairman of A Paradise II Acquisition Corp., a special purpose acquisition company, since January 2026 and has principal business at 29/F, The Sun's Group Center, 200 Gloucester Road, Wan Chai, Hong Kong.
Criminal convictions in the last five years: During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.
Citizenship: Mr. Tsang is a citizen of Hong Kong.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Items 4 and 5 of this Schedule 13D is hereby incorporated by reference into this Item 3. On September 29, 2026, Naoda Investments Limited and A SPAC (Holdings) Group Corp. (the "Buyer") entered into an instrument of transfer (the "Instrument of Transfer"). Pursuant to the Instrument of Transfer, among other things, the Buyer acquired 100% of the Sponsor's issued and outstanding ordinary shares for $1. The source of these funds used for the purchase of the equity of the Sponsor under the Instrument of Transfer consists of funds from the Reporting Person.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 of this Schedule 13D is hereby incorporated by reference into this Item 4.

The Reporting Person, at any time and from time to time, may directly or indirectly acquire additional securities of the Issuer, depending upon an ongoing evaluation of its investment in such securities, applicable legal and/or contractual restrictions, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations.

Except as described in this Statement, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Person acquired the shares reported herein for investment purposes. The Reporting Person intends to review their investment in the Issuer through the Sponsor on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the ordinary shares, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with shareholders of the Issuer or other third parties about the Issuer and the Reporting Person's investment, including potential business combinations or dispositions involving the Issuer, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer's financial and/or operational performance, purchasing additional ordinary shares and/or other securities, selling some or all of its ordinary shares and/or other securities, or changing its intention with respect to any and all matters referred to in Item 4.

The Reporting Person may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses to Items 7-13 of the cover page of this Schedule 13D are incorporated herein by reference. The aggregate number and percentage of ordinary shares beneficially owned by the Reporting Person are based on 691,213 Class A Ordinary Shares and 1,375,000 Class B Ordinary Shares issued and outstanding as of August 6, 2026. The Reporting Person beneficially owns 1,652,000 Ordinary Shares, representing approximately 80.0% of the Issuer's outstanding Ordinary Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Items 7-13 of the cover page of this Schedule 13D is incorporated herein by reference. The Reporting Person beneficially owns 1,652,000 Ordinary Shares, representing approximately 80.0% of the Issuer's outstanding Ordinary Shares.
Transactions in the class effected during the past sixty days: Except as set forth in the response to Items 3 and 4, there were no other transactions effected by the Reporting Person during the past sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Items 3, 4 and 5 of this Statement is hereby incorporated by reference into this Item 6, as applicable.

## Signatures
- Tsang Claudius: /s/ Claudius Tsang, Claudius Tsang/Individual (09/29/2026)